RNS Block listing Interim Review BLOCK LISTING INTERIM REVIEW UNILEVER PLC Released 16:17:31 17 March 2025 RNS Number : 9965A Unilever PLC 17 March 2025 BLOCK LISTING SIX MONTHLY RETURN Information provided on this form must be typed or printed electronically and p (Note: Italicised terms have the same meaning as given in the UK Listing Rules.) Date: 17 March 2025 Name of applicant: Unilever PLC Name of scheme: The Unilever Share Plan 2017 (includin Unilever North America Omnibus Equity Compensation Plan) and the SHARES Period of return: From: 14 September 2024 To: 14 March 20 Balance of unallotted securities under scheme(s) from previous return: 10,000,000 Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G): 3,500,000 Equals: Balance under scheme(s) not yet issued/allotted at end of period: 6,500,000 Name of contact: Prakash Kakkad, General Counsel Corp and Deputy Group Secretary Telephone number of contact: +44 (0)20 78225252 This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.